Exhibit 99.2

To the General Meeting of	Basel, 18 April 2023
VectivBio Holding AG, Basel

Report of the statutory auditor on the audit of the compensation report

Opinion
We have audited the compensation report of VectivBio Holding AG (the Company) for the year ended 31 December 2022. The audit was limited to the information on compensation, loans and advances pursuant to Art. 14-16 of the Ordinance against Excessive Remuneration in Listed Companies Limited by Shares (Verordnung gegen übermässige Vergütungen bei börsenkotierten Aktiengesellschaften, VegüV) in the tables marked “audited” on pages 8 to 14 of the compensation report.

In our opinion, the information on compensation, loans and advances in the compensation report complies with Swiss law and Art. 14-16 VegüV.

Basis for opinion
We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the “Auditor’s responsibilities for the audit of the compensation report” section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other information
The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include in the compensation report, the consolidated financial statements, the stand-alone financial statements and our auditor’s reports thereon.

Our opinion on the compensation report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the compensation report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the audited financial information in the compensation report or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Board of Directors’ responsibilities for the compensation report
The Board of Directors is responsible for the preparation of a compensation report in accordance with the provisions of Swiss law and the Company’s articles of association, and for such internal control as the Board of Directors determines is necessary to enable the preparation of a compensation report that is free from material misstatement, whether due to fraud or error. The Board of Directors is also responsible for designing the compensation system and defining individual compensation packages.

Auditor’s responsibilities for the audit of the compensation report
Our objectives are to obtain reasonable assurance about whether the information on compensation, loans and advances pursuant to Art. 14-16 VegüV is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this compensation report.

As part of an audit in accordance with Swiss law and SA-CH, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

 Identify and assess the risks of material misstatement in the compensation report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

 Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.

We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

Ernst & Young AG

/s/ Jolanda Dolente	/s/ Helena Pires Rosa
Licensed audit expert	Licensed audit expert
(Auditor in charge)

Enclosure
Compensation report

VectivBio Holding AG

2022 Compensation Report

Contents

1.	Compensation Principles and Governance

2.	2021 Equity Incentive Plan

3.	Compensation of the Board of Directors

4.	Compensation of the Members of the Executive Committee

5.	Equity and Equity-Linked Instruments Held by Members of the Board of Directors and the Executive Committee

This compensation report (the “Compensation Report”) of VectivBio Holding AG (the “Company”) has been prepared in accordance with the Swiss Federal Ordinance Against Excessive Compensation in Listed Companies, effective January 1, 2014 (the “Ordinance”), and the Swiss Code of Obligations.

The Ordinance requires, among other things, the disclosure of the aggregate amount of compensation for the board of directors (the “Board of Directors”) and the persons whom the Board of Directors has entrusted with the management of the Company (the “Executive Committee”), respectively, as well as the specific amount for each member of the Board of Directors and for the highest paid member of the Executive Committee, specifying the name and function of each of these persons.

Unless the context requires otherwise, the words “we”, “our”, “us”, “VectivBio” and similar words or phrases in this Compensation Report refer to the Company and its consolidated subsidiaries.

1.	Compensation Principles and Governance

Principles of the Compensation of the Board of Directors and the Executive Committee

According to the articles of association of the Company (the “Articles”, which are available on our website at www.vectivbio.com), the compensation of the non-executive members of the Board of Directors consists of fixed compensation elements and may comprise further compensation elements. The total compensation shall take into account position and level of responsibility of the respective recipient.

As provided for in our Articles, the compensation of the executive members of the Board of Directors and the members of the Executive Committee comprises fixed and variable compensation elements. Fixed compensation comprises the base salary and may comprise other compensation elements. Variable compensation may take into account the achievement of specific performance targets. The total compensation shall take into account position and level of responsibility of the respective recipient.

The performance targets may include individual targets, targets of the Company, group or parts thereof, or targets in relation to the market, other companies or comparable benchmarks, taking into account the position and level of responsibility of the recipient. The Board of Directors or, to the extent delegated to it, the compensation committee of the Board of Directors (the “Compensation Committee”) shall determine the relative weight of the performance criteria and the respective target values and their achievement.

The compensation may be paid or granted in the form of cash, shares, options or other share-based instruments or units, or in the form of other types of benefits. The Board of Directors or, to the extent delegated to it, the Compensation Committee shall determine grant, vesting, exercise, restriction and/or forfeiture conditions and periods. In particular, they may provide for continuation, acceleration or removal of vesting, exercise, restriction and forfeiture conditions and periods, for payment or grant of compensation based upon assumed target achievement, or for forfeiture, in each case in the event of pre-determined events such as a change-of-control or termination of an employment or mandate agreement. The Company may procure the required shares through purchases in the market, from treasury shares or by using conditional or authorized share capital.

Role and Powers of the Shareholders’ Meeting, Board of Directors and Compensation Committee

Pursuant to Swiss law, the aggregate amount of compensation of the Board of Directors and the Executive Committee must be submitted to the annual general meeting of shareholders (the “AGM”) for a binding vote.

According to the Articles, shareholders will vote each year, at the AGM, on the proposals of the Board of Directors with respect to:

•	the maximum compensation of the Board of Directors for the term of office until the next AGM; and

•	the maximum compensation of the Executive Committee for the following financial year.

The Board of Directors may submit for approval at the AGM deviating or additional proposals relating to the same or different periods.

If the AGM does not approve a proposal of the Board of Directors, the Board of Directors shall determine, taking into account all relevant factors, the respective (maximum) aggregate amount or (maximum) partial amounts, and submit the amount(s) so determined for approval by a general meeting of shareholders.

The Company, or companies controlled by it, may pay or grant compensation prior to the approval by the AGM subject to subsequent approval.

The Compensation Committee consists of no less than three members of the Board, who will be (re)elected at the AGM. The members of the Compensation Committee have to be non-executive and independent, as determined in accordance with Swiss law and the Swiss Code of Best Practice for Corporate Governance. The Board of Directors appoints the chair of the Compensation Committee and fills any vacancies until the following AGM. The Compensation Committee appoints a secretary, who does not need to be a member of the Compensation Committee or a member of the Board of Directors.

The Compensation Committee supports our Board of Directors in establishing and reviewing the compensation and benefits strategy of the VectivBio group as well as in preparing the proposals to the AGM regarding the compensation of the members of the Board of Directors and the Executive Committee. The Compensation Committee may submit proposals to the Board of Directors on other compensation-related matters.

The Compensation Committee has the responsibility to, among other things:

•

regularly review and recommend to the Board of Directors our compensation and benefits strategy and the compensation principles applicable to the members of the Board of Directors and our employees, and any amendments thereto;

•

regularly review and, upon consultation with the CEO, propose to the Board of Directors the VectivBio group’s compensation and benefits plans (cash-based incentives and / or equity-incentive plans), any amendments thereto, or the termination thereof, including by assessing how such compensation plans relate to risk management and risk-taking incentives;

•	administer any such compensation and benefits plans, unless such authority is delegated to the CEO, another corporate body of the Company or the group or a third party;

•

upon consultation with the CEO, recommend to the Board of Directors the maximum number or scope of eligible persons under any equity-based incentive plans, the maximum aggregate number and value of equity-based incentives to be granted to the plan participants overall and, where appropriate, the vesting conditions and, with respect to options, the exercise price, and ensure that the impact on the share price is appropriately considered when using options and other equity-based awards as compensation tools;

•

subject to and within the maximum aggregate amounts of compensation approved by the AGM, recommend to the Board of Directors the terms of the individual compensation of the members of the Board of Directors, the CEO and, upon proposal of the CEO, the other members of the Executive Committee;

•

recommend to the Board of Directors the individual non-compensation-related terms of employment of the members of the Board of Directors, the CEO and, upon proposal of the CEO, the other members of the Executive Committee;

•

recommend to the Board of Directors any termination agreements with, or arrangements in connection with a termination in respect of, the CEO and, upon consultation with the CEO, the other members of the Executive Committee;

•	recommend to the Board of Directors the performance metrics and targets under any incentives for the CEO and, upon consultation with the CEO, the other members of the Executive Committee;

•	assess the achievement of the performance metrics and targets under any incentives for the CEO and, upon proposal of the CEO, the other members of the Executive Committee;

•

propose to the Board of Directors the motions of the Board of Directors for the aggregate amounts of maximum compensation of the Board of Directors and the Executive Committee to be submitted to the AGM for approval.

2.	2021 Equity Incentive Plan

In connection with our initial public offering (“IPO”), our shareholders approved the VectivBio Holding AG 2021 Equity Incentive Plan (the “2021 Equity Incentive Plan”) on April 1, 2021. The purpose of the 2021 Equity Incentive Plan is to motivate and reward performance of our employees, directors, consultants and advisors and further the best interests of the Company and our shareholders. The 2021 Equity Incentive Plan is the sole means for the Company to grant new equity awards; no further grants were and will be made under 2020 Equity Incentive Plan.

Plan Administration. The 2021 Equity Incentive Plan is administered by the Compensation Committee. The Board of Directors may delegate to one or more of our officers the authority to (i) designate employees (other than officers) to receive specified awards; and (ii) determine the number of shares subject to such awards. Under the 2021 Equity Incentive Plan, the administrator has the authority to determine award recipients, the types of awards to be granted, grant dates, the number of shares subject to each award, the fair market value of our ordinary shares, and the provisions of each award, including the period of exercisability and the vesting schedule applicable to an award.

Awards and Eligible Participants. The 2021 Equity Incentive Plan provides for the grant of ordinary options, share appreciation rights (“SAR”), restricted share awards, restricted share unit awards (“RSU”), performance awards and other forms of awards to our employees, directors and consultants and any of our affiliates’ employees and consultants, and for the grant of incentive stock options (“ISO”), within the meaning of section 422 of the U.S. Internal Revenue Code of 1986, as amended, to our employees and our parent and subsidiary corporations’ employees.

As of December 31, 2022, the maximum number of ordinary shares that may be issued under the 2021 Equity Incentive Plan was 6,760,000 ordinary shares. On January 23, 2023, the Board of Directors resolved to increase such maximum number to 13,520,000 ordinary shares. The maximum number of ordinary shares that may be issued upon exercise of ISOs under the 2021 Equity Incentive Plan is 13,520,000 ordinary shares. Shares subject to awards granted under the 2021 Equity Incentive Plan that expire or terminate without being exercised in full or that are paid out in cash rather than in shares will not reduce the number of shares available for issuance under the 2021 Equity Incentive Plan. Shares withheld under an award to satisfy the exercise, strike or purchase price of an award or to satisfy a tax withholding obligation will not reduce the number of shares available for issuance under the 2021 Equity Incentive Plan. If any ordinary shares issued pursuant to an award are forfeited back to or repurchased by us (i) because of a failure to meet a contingency or condition required for the vesting of such shares; (ii) to satisfy the exercise, strike or purchase price of an award; or (iii) to satisfy a tax withholding obligation in connection with an award, the shares that are forfeited or repurchased will revert to and again become available for issuance under the 2021 Equity Incentive Plan.

Vesting. The vesting conditions for grants under the equity incentive awards under the 2021 Equity Incentive Plan are set forth in the applicable award documentation. For existing employees and consultants, options generally vest evenly on a monthly basis over four years and RSUs generally vest on a quarterly basis over four years. For new hires, a quarter of the option awards generally vest on the first anniversary of the date of grant, and thereafter evenly on a monthly basis over the subsequent three years. A quarter of the RSUs generally vest on the first anniversary of the date of grant, and thereafter evenly on a quarterly basis over the subsequent three years.

Termination of Service and Change in Control. Except as otherwise provided in the applicable award agreement, or other written agreement between the Company and the participant, or determined by the administrator,

•	if the participant’s continuous service ends for any reason, RSUs that have not vested will be forfeited;

•

if the participant’s service relationship with the Company ends for any reason, we may repurchase any or all of the ordinary shares held by the participant that have not vested as of the date the participant’s continuous service ends;

•

vesting of SARs and option awards will cease once the participant’s continuous service ends and, other than in the event of a termination for cause, the participant may generally exercise any vested SARs or option award for a period of three months following the cessation of service. Such period is extended to 12 months in case of disability or retirement, or 18 months in case of death.

In the event of a termination for cause, SARs or option awards generally terminate and are forfeited immediately upon notice of termination.

Awards granted under the 2021 Equity Incentive Plan may be subject to acceleration of vesting and exercisability upon or after a change in control (as defined in the 2021 Equity Incentive Plan) as may be provided in the applicable award agreement or in any other written agreement between the Company or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur.

Plan Amendment or Termination. The Board of Directors has the authority to amend, suspend, or terminate the 2021 Equity Incentive Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of the shareholders. No ISOs may be granted after the tenth anniversary of the effective date of the 2021 Equity Incentive Plan. No awards may be granted under the 2021 Equity Incentive Plan while it is suspended or after it is terminated.

3.	Compensation of the Board of Directors

Board Composition

As of December 31, 2022, our Board of Directors was composed of seven members. Each director is elected for a one-year term. The current members of our Board of Directors were (re-)elected at our shareholders’ meetings on June 30, 2022 and December 9, 2022, respectively, to serve until our 2023 AGM.

Since we are a foreign private issuer under the rules of the SEC, and in accordance with the listing standards of The Nasdaq Global Market (“Nasdaq”), we rely on home country (Swiss) governance requirements and certain exemptions thereunder rather than on the Nasdaq stock exchange corporate governance requirements. There are no family relationships among any members of our Board of Directors or Executive Committee.

Board of Directors

The Board of Directors during 2022 was comprised of:

Name	Role(s)	Year First Elected
Luca Santarelli	Director and CEO	2019

Thomas Woiwode	Chairman	2019

Wouter Joustra1)	Director	2022

Chahra Khaoua épouse Louafi2)	Director	2019

Sandip Kapadia	Director	2020

Paul Rutherford Carter	Director	2021

Hans Schikan	Director	2019

Stephen Squinto3)	Director	2019

Murray Willis Stewart	Director	2021

1)	Wouter Joustra serves as a member of the Board of Directors as of December 9, 2022.
2)	Chahra Khaoua épouse Louafi resigned from the Board of Directors as of December 27, 2022.
3)	Stephen Squinto did not stand for re-election at the 2022 AGM on June 30, 2022.

Board Committees

The Board committees during 2022 were comprised of:

Name	Audit Committee	Compensation Committee	Governance and Nomination Committee
Luca Santarelli

Thomas Woiwode*		Member	Chair

Wouter Joustra

Chahra Khaoua épouse Louafi1)	Member

Sandip Kapadia	Chair

Paul Rutherford Carter		Chair	Member

Hans Schikan	Member		Member

Stephen Squinto2)

Murray Willis Stewart		Member

*	Chairman of the Board of Directors
1)	Chahra Khaoua épouse Louafi resigned from the Board of Directors as of December 27, 2022.
2)	Stephen Squinto did not stand for re-election at the 2022 AGM on June 30, 2022.

Board Compensation Structure

Members of the Board of Directors are generally paid a fixed cash fee as set forth below and are awarded fixed annual option grants under the Company’s 2021 Equity Incentive Plan (“Annual Grants”), depending on the function exercised. Cash fees are paid quarterly; equity awards are made at the beginning of each term. The Annual Grants are not linked to the achievement of performance metrics and targets and generally vest on the earlier of (i) the first anniversary of the date of grant and (ii) the end of the current term of office upon the completion of the next annual general meeting of shareholders of the Company. According to a market benchmarking performed by our external compensation advisors Aon Solutions UK Limited, such vesting schedule is in line with the vesting practice of a majority of the Company’s peer group.

The fees have been established in light of market practice (in USD, gross).

Position	Chair	Member
Board of Directors	—	36’500
Audit Committee	15’000	7’500
Compensation Committee	10’000	5’000
Governance and Nomination Committee	8’000	4’000

Board Compensation Amounts (audited)

For financial year 2022, the compensation of the members of the Board of Directors was as follows (in CHF, converted from other currencies, as applicable, at the average prevailing exchange rate over the reporting period):

Name	Board and Committee Fees	Equity Instruments (EIP)1)	Total
Luca Santarelli2)	—	—	—
Thomas Woiwode3)	—	113’137	113’137
Wouter Joustra4)	6’476	—	6,476
Chahra Khaoua épouse Louafi5)	—	—	—
Sandip Kapadia	48’587	75’425	124’012
Paul Rutherford Carter	50’412	75’425	125’837
Hans Schikan	48’054	75’425	123’479
Stephen Squinto6)	33’926	—	33’926
Murray Willis Stewart	41’921	75’425	117’346
Total7)	229’376	414’837	644’213

1)

Represents the fair value of stock options on the date of grant. The fair market value may change over the vesting period of the equity instrument as a result of various factors, including the share price development. Stock options are valued using the Black-Scholes option pricing model. RSUs are valued based on the closing share price of the Company’s ordinary shares traded on the Nasdaq. The fair value excludes Swiss employee (and employer) social security contributions since such contributions (if any) are only due if and when the equity instruments are exercised (stock options) or vest (RSUs).

2)	As member of the Executive Committee, Dr. Santarelli receives no compensation for his services on the Board of Directors. Compensation for Dr. Santarelli is included in Section 4 below.
3)	Thomas Woiwode agreed not to receive any cash compensation for his services on the Board of Directors and board committees.
4)	Wouter Joustra serves as a member of the Board of Directors as from December 9, 2022.
5)	Chahra Khaoua épouse Louafi resigned from the Board of Directors as of December 27, 2022. She agreed not to receive any compensation for her services on the Board of Directors and board committees.
6)	Stephen Squinto did not stand for re-election at the 2022 AGM on June 30, 2022.
7)

In addition to the total compensation awarded to the members of the Board of Directors, we made and will have to make, as the case may be, payments to cover the mandatory employer social security contributions as required under the social security laws applicable to the individual members of the Board of Directors based on their domicile and status. These contributions do not form part of the compensation of the members of the Board of Directors.

For financial year 2021, the compensation of the members of the Board of Directors was as follows (in CHF, converted from other currencies, as applicable, at the average prevailing exchange rate over the reporting period):

Name	Board and Committee Fees	Equity Instruments (EIP)1)	Total8)
Luca Santarelli2)	—	—	—
Thomas Woiwode3)	—	699’234	699’234
Timothy Anderson4)	—	—	—
Sandip Kapadia	49’475	356’752	406’227
Chahra Khaoua épouse Louafi5)	—	—	—
Paul Rutherford Carter	18’128	204’863	222’991
Hans Schikan	54’876	291’546	346’422
Naveed Siddiqi6)	—	—	—
Stephen Squinto	40’256	356’752	397’008
Murray Willis Stewart	16’036	291’681	307’717
Total7)	178’771	2’200’828	2’379’599

1)

Represents the fair value of stock options or RSUs, as applicable, on the date of grant. The fair market value may change over the vesting period of the equity instrument as a result of various factors, including the share price development. Stock options are valued using the Black-Scholes option pricing model. RSUs are valued based on the closing share price of the Company’s ordinary shares traded on the Nasdaq. The fair value excludes Swiss employee (and employer) social security contributions since such contributions (if any) are only due if and when the equity instruments are exercised (stock options) or vest (RSUs).

2)	As member of the Executive Committee, Dr. Santarelli receives no compensation for his services on the Board of Directors. Compensation for Dr. Santarelli is included in Section 4 below.
3)	Thomas Woiwode agreed not to receive any cash compensation for his services on the Board of Directors and board committees.
4)	Timothy Anderson resigned from the Board of Directors as of April 13, 2021. He agreed not to receive any compensation for his services on the Board of Directors and board committees.
5)	Chahra Khaoua épouse Louafi agreed not to receive any compensation for her services on the Board of Directors and board committees.
6)	Naveed Siddiqi resigned from the Board of Directors as of April 13, 2021. He agreed not to receive any compensation for his services on the Board of Directors and board committees.
7)

In addition to the total compensation awarded to the members of the Board of Directors, we made and will have to make, as the case may be, payments to cover the mandatory social security contributions as required under the social security laws applicable to the individual members of the Board of Directors based on their domicile and status. These contributions do not form part of the compensation of the members of the Board of Directors.

8)

The amounts of total compensation awarded to the members of the Board of Directors included in this column are in CHF and therefore different from the figures disclosed in the compensation report 2021, which included USD amounts.

Loans to Members of the Board of Directors (audited)

As of December 31, 2021 and 2022, no loans were granted and outstanding to members of the Board of Directors.

Payments to Former Members of the Board of Directors (audited)

No payments to former members of the Board of Directors in connection with their former role or which are not at arm’s length were made with respect to the financial years 2021 and 2022.

Payments or Loans to Related Parties (audited)

No payments to related parties of members of the Board of Directors were made with respect to the financial year 2021 and 2022. As of December 31, 2021 and 2022, no loans were outstanding to related parties of members of the Board of Directors.

4.	Compensation of the Members of the Executive Committee

Executive Committee Composition

The Executive Committee during 2022 was comprised of:

Name	Function	Year of Appointment
Luca Santarelli	Chief Executive Officer	2019

Scott Applebaum	Chief Legal Officer and Corporate Secretary	2021

Claudia D’Augusta	Chief Financial Officer	2019

Alain Bernard	Chief Technology Officer	2019

Kevin Harris	Chief Commercial Officer	2019

Sarah Holland1)	Chief Business Officer	2020

Omar Khwaja	Chief Medical Officer	2021

Christian Meyer	Chief Operating Officer	2019

1) Sarah	Holland’s employment terminated as of July 31, 2022.

Executive Committee Compensation Structure

Members of the Executive Committee receive a remuneration consisting of a base salary, a cash bonus, pension and other benefits, and equity instruments under the 2021 Equity Incentive Plan, as described above.

A benchmarking analysis conducted by Aon Solutions UK Limited in 2022 was taken into account to determine the base salary and the equity instruments under the 2021 Equity Incentive Plan awarded to the members of the Executive Committee for the financial year 2022. The peer group for compensation benchmarking included specific peers in the biotech and pharma industry in the United States and/or Switzerland with a similar business and financial profile as well as broader, size-appropriate comparisons in the biotech and pharma industry.

Base Salary

We believe that our base salaries are highly competitive, given the importance of attracting, motivating, and retaining persons with the necessary skills and character. The salary level is based on the scope of the position and market conditions and the individual’s profile in terms of experience and skills. Base and variable salaries are reviewed annually by the Compensation Committee, taking into account individual performance and the results of the external benchmarking as described above.

Annual Cash Bonus

We have established an annual bonus program under which bonuses may be earned by our Executive Committee (and also other employees) based on achievement of Company performance metrics, which are set in line with the corporate strategy and performance, and targets approved by the Board of Directors each year. The performance metrics and targets for financial year 2022 included the progress in development of the Company’s product candidates, corporate and other goals.

The achievement ratio of the performance metrics and targets relevant for the cash bonus was 110%, as the Company achieved or exceeded all of its material objectives for financial year 2022. The bonus program is intended to strengthen the link between individual compensation and success of the Company, reinforce our pay-for-performance philosophy by awarding higher bonuses to higher performing executives, and to help ensure that our compensation is competitive. Under the terms of the bonus program, the Compensation Committee will assess the achievement of the performance metrics and targets for the CEO and, upon proposal of the CEO, the other members of the Executive Committee.

Each member of the Executive Committee is eligible to receive a target bonus defined as a percentage of a member’s base salary and agreed between such member and the Company. The annual cash bonus payout is capped at maximum 200% of the target bonus.

Under certain circumstances, new members of the Executive Committee may receive replacement awards to compensate them for amounts forgone in connection with their change of employment.

Pension Plans

We operate defined benefit and defined contribution pension schemes in accordance with the local conditions and practices in the countries in which we operate.

The defined benefit schemes are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service, and compensation. However, as is the case with many Swiss pension plans, although the amount of the ultimate pension benefit is not defined, certain legal obligations of the plan nevertheless create constructive obligations on the employer to pay further contributions to fund an eventual deficit.

For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the Company has no further payment obligations.

Social Security Charges

The Company pays social security contributions as required by applicable law.

Other Benefits

The Company pays certain non-mandatory benefits under local plans / schemes such as medical, dental, and vision benefits, disability and life insurance, flexible-spending accounting benefit plans, and child support. The Company further reimburses the members of the Executive Committee for business expenses and expenses in connection with the preparation and filing of their tax returns.

Executive Committee Compensation Amounts (audited)

For financial year 2022, the fixed and variable compensation of the members of the Executive Committee was as follows (in CHF, gross, converted from other currencies as applicable at the average prevailing exchange rate over the reporting period):

Name	Base salary	Pension and other benefits1)	Cash Bonus	Equity Instruments (EIP)2)	Total3)
8 members4)	3’058’701	773’212	1’333’012	4’657’678	9’822’603
of which CEO and highest paid: Luca Santarelli	527’200	197’049	318’956	1’420’024	2’463’229

1)	Includes pension contributions, tax advice reimbursement, child support, medical, dental, and vision benefits, and life and disability insurance.
2)

Represents the fair value of equity awards on the date of grant. The fair market value may change over the vesting period of the equity instrument as a result of various factors, including the share price development. Stock options are valued using the Black-Scholes option pricing model. RSUs are valued based on the closing share price of the Company’s ordinary shares traded on Nasdaq. The fair value excludes Swiss employee (and employer) social security contributions since such contributions are only due if and when the equity instruments are exercised (options) or vest (RSUs).

3)

In addition to the total compensation awarded to the members of the Executive Committee, we made and will have to make, as the case may be, payments to cover the mandatory employer social security contributions as required under the social security laws applicable to the individual Executive Committee members based on their domicile and employment status. These contributions do not form part of the Executive Committee members’ compensation. Excluding the portion related to the legally required employer’s social security contributions for 2022, which are estimated at grant at CHF 521’895. The legally required employee’s social security contributions are included in the amounts shown in the table above, as appropriate.

4)

Sarah Holland’s employment terminated as of July 31, 2022. In line with Swiss law, the full fair value at grant of her 2022 option grant is included, although most of this option grant forfeited as a result of the termination of her employment.

For financial year 2021, the fixed and variable compensation of the members of the Executive Committee was as follows (in CHF, gross, converted from other currencies as applicable at the average prevailing exchange rate over the reporting period):

Name	Base salary	Pension and other benefits1)	Cash Bonus	Equity Instruments (EIP)2)	Total3)
8 members	2’682’181	662’213	1’133’667	21’497’728	25’975’789
of which CEO and highest paid: Luca Santarelli	495’412	177’769	246’620	9’912’560	10’832’361

1)	Includes pension contributions, tax advice reimbursement, child support, medical, dental, and vision benefits, and life and disability insurance.

2)

Represents the fair value of equity awards on the date of grant. The fair market value may change over the vesting period of the equity instrument as a result of various factors, including the share price development. Stock options are valued using the Black-Scholes option pricing model. RSUs are valued based on the closing share price of the Company’s ordinary shares traded on the Nasdaq. The fair value excludes Swiss employee (and employer) social security contributions since such contributions are only due if and when the equity instruments are exercised (stock options) or vest (RSUs).

3)

In addition to the total compensation awarded to the members of the Executive Committee, we made and will have to make, as the case may be, payments to cover the mandatory employer social security contributions as required under the social security laws applicable to the individual Executive Committee members based on their domicile and employment status. Excludes the portion related to the legally required employer’s social security contributions for 2021, which are estimated at grant at CHF 1,341,396. The legally required employee’s social security contributions are included in the amounts shown in the table above, as appropriate.

Loans to Members of the Executive Committee (audited)

As of December 31, 2021 and 2022, no loans were granted and outstanding to members of the Executive Committee.

Payments to Former Members of the Executive Committee (audited)

No payments to former members of the Executive Committee in connection with their former role or which are not at arm’s length were made with respect to the financial year 2021 and 2022.

Payments or Loans to Related Parties (audited)

No payments to related parties of members of the Executive Committee were made with respect to the financial year 2021 and 2022. As of December 31, 2021 and 2022, no loans were outstanding to related parties of members of the Executive Committee.

Employment Agreements

We have entered into employment agreements with the members of our Executive Committee. Each of these agreements provides for a base salary and annual incentive bonus opportunity, as well as participation in certain pension and benefit plans. These agreements generally require advance notice of termination of no more than twelve months.

Some members of our Executive Committee have agreed to covenants not to compete against us or solicit our employees or customers during employment and for a period of up to one year following termination.

5.	Equity and Equity-Linked Instruments Held by Members of the Board of Directors and the Executive Committee

Board of Directors1)

The members of the Board of Directors and their related parties, if any, held the following equity and equity-linked instruments as of December 31, 2022:

Name	Function	Shares2)	Options – Vested	Options - Unvested	Restricted Share Units – Vested	Restricted Share Units - Unvested
Thomas Woiwode	Chairman	18’375	—	30’000	—	24’498
Wouter Joustra3)	Director	—	—	—	—	—
Sandip Kapadia	Director	68’969	—	20’000	—	12’375
Paul Rutherford Carter	Director	—	16’669	43’331	—	—
Hans Schikan	Director	71’050	25’000	20’000	—	—
Murray Willis Stewart	Director	12’498	—	20’000	—	23’331
Total		170’892	41’669	133’331	—	60’204

1)	Excluding Luca Santarelli, CEO, whose holdings are listed under Executive Committee.

2)	Includes restricted shares.

3)	Wouter Joustra serves as a member of the Board of Directors as from December 9, 2022.

The members of the Board of Directors and their related parties, if any, held the following equity and equity-linked instruments as of December 31, 2021:

Name	Function	Shares2)	Options - Vested	Options - Unvested	Restricted Share Units - Vested	Restricted Share Units - Unvested
Thomas Woiwode	Chairman	—	—	—	8’170	40’830
Sandip Kapadia	Director	37’847	—	—	—	53’875
Chahra Khaoua épouse Louafi	Director	—	—	—	—	—
Paul Rutherford Carter	Director	—	3’337	36’663	—	—
Hans Schikan	Director	71’050	—	25’000	—	—
Stephen Squinto	Director	76’050	—	—	—	25’000
Murray Willis Stewart	Director	—	—	—	3’337	36’663
Total		184’947	3’337	61’663	11’507	156’368

1)	Excluding Luca Santarelli, CEO, whose holdings are listed under Executive Committee.
2)	Includes restricted shares.

Executive Committee

The members of the Executive Committee and their related parties, if any, held the following equity and equity-linked instruments as of December 31, 2022:

Name	Function	Shares1)	Options - Vested	Options - Unvested2)	Restricted Share Units - Vested	Restricted Share Units - Unvested
Luca Santarelli	Chief Executive Officer	1’543’187	873’380	1’271’620	—	—
Scott Applebaum	Chief Legal Officer	—	77’107	212’893	—	—
Claudia D’Augusta	Chief Financial Officer	454’000	125’290	232’710	—	—
Alain Bernard	Chief Technology Officer	—	139’756	138’244	—	—
Kevin Harris	Chief Commercial Officer	287’560	27’096	102’904	—	101’444
Omar Khwaja	Chief Medical Officer	—	177’532	332’468	—	—
Christian Meyer	Chief Operating Officer	354’329	121’031	226’969	—	—
Total		2’639’076	1’541’192	2’517’808	—	101’444

1)	Includes restricted shares.
2)	Excluding the 2023 annual grants, which were granted on December 31, 2022, and which represent compensation granted in respect of 2023.

The members of the Executive Committee and their related parties, if any, held the following equity and equity-linked instruments as of December 31, 2021:

Name	Function	Shares1)	Options - Vested	Options - Unvested	Restricted Share Units - Vested	Restricted Share Units - Unvested
Luca Santarelli	Chief Executive Officer	1’543’187	217’748	1’552’252	—	—
Scott Applebaum	Chief Legal Officer	—	—	160’000	—	—
Claudia D’Augusta	Chief Financial Officer	454’000	41’206	186’794	—	—
Alain Bernard	Chief Technology Officer	—	68’380	134’620	—	—
Kevin Harris	Chief Commercial Officer	261’124	—	—	—	143’188
Sarah Holland	Chief Business Officer	220’000	16’151	69’849	—	—
Omar Khwaja	Chief Medical Officer	—	—	380’000	—	—
Christian Meyer	Chief Operating Officer	354’329	39’443	178’557	—	—
Total		2’832’640	382’928	2’662’072	—	143’188

1)	Includes restricted shares.